NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada
Mountain Lake Resources Inc., Purdy's Wharf, Tower 1, 1700-1959 Upper Water St., Halifax, NS B0P 1T0 Canada

IMMEDIATE RELEASE

RICHMONT MINES AND MOUNTAIN LAKE COMPLETE ACQUISITION OF
VALENTINE LAKE GOLD PROPERTY IN CENTRAL NEWFOUNDLAND

MONTREAL, QC and HALIFAX, NS, Canada - March 27, 2008 - Richmont Mines Inc. (TSX-AMEX: RIC) ("Richmont") and Mountain Lake Resources Inc. (TSX-V: MOA) ("Mountain Lake") are pleased to report that they have fulfilled all requirements to exercise the Option Agreement dated July 13, 1998, as amended, with Xstrata Copper, one of the commodity business units within Xstrata plc (London Stock Exchange: XTA.L and Zurich Stock Exchange: XTRZn.S), to acquire an undivided 100% interest in the Valentine Lake Property, Newfoundland and Labrador (the "Property").

Consequent to Mountain Lake's exercise of the option to acquire title to the Property, Richmont has acquired an undivided 70% interest in the Property, and Mountain Lake retains an undivided 30% interest. Richmont and Mountain Lake will now proceed to further explore and develop the Property on a joint venture basis.

The Property is subject to a 7.5% net profits interest on two of the former three lots that comprise the Property, in favour of a historical holder of the mineral rights ("Reid"). Xstrata Copper retains a 2% net smelter returns royalty on base metal production; and retains a 1.5% net smelter returns royalty on precious metals production, until the earlier of: (i) 250,000 ounces of gold are recovered, and (ii) the 7.5% net profits interest becomes payable on the Reid lots, at which time the net smelter returns royalty to Xstrata Copper on precious metals will increase to 3%.

About Valentine Lake

As outlined in the National Instrument 43-101 compliant technical report (Jan. 2005), the Property has inferred mineral resources of 1,314,780 tonnes grading 10.50 grams per tonne (g/t) gold. Cutting assays to 58 g/t gold, the average grade is 8.51 g/t gold, for a total estimated mineral resource of 359,000 ounces of gold in the Leprechaun Pond area (the "main zone"). A plan for the further expansion and advancement of the main zone is being developed.

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com

RICHMONT MINES AND MOUNTAIN LAKE COMPLETE ACQUISITION OF VALENTINE LAKE GOLD PROPERTY IN CENTRAL NEWFOUNDLAND
March 27, 2008

About Mountain Lake Resources Inc.

Mountain Lake is a diversified junior mining and exploration company whose corporate strategy is to build shareholder value through the exploration and development of economically viable mineral properties. Current projects include: a 100% interest in the Bobby's Pond Base Metal Project; the Valentine Lake Gold Project, in which Richmont Mines Inc. has now acquired an undivided 70% interest; and holds a 16.2% equity stake in Etruscan Diamonds Ltd., a producing diamond miner in South Africa. For more information visit: www.mountain-lake.com

This news release was prepared by the companies' management teams, which assume full responsibility for its content. The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

Martin Rivard	Gary Woods
President and CEO	President and CEO
Richmont Mines Inc.	Mountain Lake Resources Inc.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Mountain Lake Resources' and Richmont Mines' Annual Information Forms, Annual Reports and periodic reports.

National Instrument 43-101 (NI 43-101)

This news release has been reviewed by Mr Jules Riopel, M.Sc., P.Geo., MBA, a qualified person designated by National Instrument 43-101. The resource estimate of the Valentine Lake property presented in the 43-101 Technical Report dated January 12, 2005 was performed by Mr Larry Pilgrim, P. Geo. a qualified person as defined by NI 43-101, and was supervised by Mr. Jules Riopel, M.Sc. P. Geo., MBA, Director Geology and Exploration, an employee of Richmont Mines Inc.

Cautionary Note to U.S. Investors Concerning Resource Estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this news release, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information:

Kei Advisors LLP	Mountain Lake Resources Inc.
Jim M. Culligan	Greg Lytle
Investor Relations for Richmont Mines	Corporate Communications
Phone: 716 843-3874	Phone:	866 285-5817
E-mail: jculligan@keiadvisors.com	E-mail:	info@mountain-lake.com

Trading symbol: RIC	Trading symbol: MOA
Listings: TSX - Amex	Listing:	TSX Venture Exchange

Web site: www.richmont-mines.com	Web site: www.mountain-lake.com